EXHIBIT 99.1

2021 Notice of the Annual and Special Meeting of Shareholders

When

Thursday, June 10, 2021, at 3:00p.m. Pacific time

Where

In response to the unprecedented public health impact of COVID-19, and to mitigate risks to the health and safety of its shareholders, employees and local communities, Eldorado is conducting its Annual and Special Meeting this year in a virtual-only format using the LUMI meeting platform at web.lumiagm.com/217854553.

Items of Business

1. Receive our 2020 annual audited financial statements (page 13)

2. Elect eight directors for the coming year (page 13)

3. Re-appoint KPMG as auditor for the coming year (page 14)

4. Authorize the directors to set the auditor’s pay (page 14)

5. Approve a non-binding advisory resolution on executive compensation (page 14)

6. Approve an ordinary resolution approving certain amendments to the Performance Share Unit Plan (page 15)

Your Vote Is Important

You are entitled to receive this notice to vote at our 2021 Annual and Special Meeting of Shareholders (“2021 Annual Meeting”) if you owned common shares of Eldorado Gold Corporation (“Eldorado” or the “Company”) as of the close of business on April 20, 2021 (“the record date” for the 2021 Annual Meeting). Registered shareholders and duly appointed proxyholders (who have been properly registered prior to the meeting) will be able to attend, participate and vote at the 2021 Annual Meeting online. Non-registered beneficial shareholders who have not duly appointed themselves as proxyholder will be able to attend the 2021 Annual Meeting as a guest and view the webcast, but will not be able to participate or vote at the 2021 Annual Meeting. Additional information on how to attend the 2021 Annual Meeting virtually can be found in the Circular.

Notice and Access

We are using notice-and-access procedures to deliver our 2021 meeting materials to shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.

The Circular, form of proxy, Annual Return Card, shareholder letter, Annual Audited Consolidated Financial Statements and associated Management’s Discussion and Analysis (“MD&A”) are available on our website (www.eldoradogold.com/shareholder-materials) as of May 10, 2021, and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR website (www.sedar.com) and the United States Securities and Exchange Commission (“SEC”) website (www.sec.gov), under Eldorado’s name.

The Circular contains important information about the meeting, including what is required to attend the meeting virtually. We encourage and remind you to access and review the Circular prior to voting.

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders

The Company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com

t: 1 604 687 4018 or 1 888 353 8166 (toll-free)
f: 1 604 687 4026

1th Floor, 550 Burrard Street, Vancouver, BC V6C 2B5
Attention: Corporate Secretary

To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request future copies of the annual audited Consolidated Financial Statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the Annual Return Card included with this notice, as applicable. All registered shareholders will receive the annual audited Consolidated Financial Statements and MD&A.

Submitting Your Vote

If you are a registered shareholder and are unable to attend the meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00p.m. (Pacific time) on Tuesday, June 8, 2021, to our transfer agent at:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

You may also vote by telephone or internet by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00p.m. (Pacific time) on Tuesday, June 8, 2021.

if you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group by telephone at 1 877 452 7184 toll-free in North America, or 1 416 304 0211 outside of North America, or by email at assistance@laurelhill.com.

By order of the Board,

“Karen Aram”

Karen Aram

Corporate Secretary

Vancouver, BC

April 27, 2021

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders